Exhibit 2

EXECUTION VERSION

DOLLAR SUPPLEMENTAL INDENTURE

DOLLAR SUPPLEMENTAL INDENTURE dated as of November 2, 2007, between SMURFIT KAPPA FUNDING PLC (formerly known as JSG FUNDING PLC), a public limited company incorporated under the laws of Ireland (the “Company”) and DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee (“Trustee”). Capitalized terms used herein and not otherwise defined are used as defined in the Dollar Indenture (as defined below).

WHEREAS there has heretofore been executed and delivered to the Trustee a Dollar Indenture, dated as of January 31, 2005 (the “Dollar Indenture”), providing for the issuance of the Company’s 7.75% Senior Subordinated Notes due 2015 (the “Notes”);

WHEREAS there are now outstanding under the Dollar Indenture Notes in the aggregate principal amount of $200,000,000;

WHEREAS Section 9.2 of the Dollar Indenture provides that the Company and the Trustee may amend certain sections of the Dollar Indenture with the written consent of the Holders of at least a majority in principal amount of the Notes then outstanding;

WHEREAS the Company desires to amend certain provisions of the Dollar Indenture, as set forth in Article I hereof;

WHEREAS the Holders of at least a majority in principal amount of the Notes outstanding have consented to the amendments effected by this Dollar Supplemental Indenture;

WHEREAS, the Company is representing to the Trustee that the conditions to this Dollar Supplemental Indenture, as set forth in Sections 9.2 and 9.6 of the Dollar Indenture, have been satisfied by the Company; and

WHEREAS all things necessary to make this Dollar Supplemental Indenture a valid agreement, in accordance with its terms, have been done.

NOW THEREFORE, this Dollar Supplemental Indenture witnesseth that, for and in consideration of the premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

Article I

AMENDMENTS TO INDENTURE

Section 1.1. Modifications of Definitions.

(a)  The definition of “GAAP” set forth in Section 1.1 of the Dollar Indenture is hereby deleted in its entirety and replaced with a new definition of “GAAP,” which shall provide as follows:

“GAAP” means International Financial Reporting Standards as adopted by the European Union, International Financial Reporting Interpretations Committee as in effect as of the date of this Dollar Supplemental Indenture; provided, however, that all reports and other financial information provided by the Company to the Holders and the Trustee shall be prepared in accordance with GAAP as in effect on the date of such report or other financial information. All ratios and computations based on GAAP contained in this Indenture will be computed in conformity with GAAP.

Section 1.2. Modifications of Rules of Construction. Section 1.3 of the Dollar Indenture is hereby deleted in its entirety and replaced to read as follows:

Unless the context otherwise requires:

(i)                                                                                     a term has the meaning assigned to it;

(ii)                                                                                  an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(iii)                                                                               “or” is not exclusive;

(iv)                                                                              words in the singular include the plural, and words in the plural include the singular;

(v)                                                                                 provisions apply to successive events and transactions; and

(vi)                                              “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

Section 1.3. Modifications of Section 4.17. Section 4.17 of the Dollar Indenture is hereby deleted in its entirety and replaced to read as follows:

SECTION 4.17  Reports. (a)  For so long as any Notes are outstanding, the Company will provide each of the Trustee and the Holders of Notes and potential purchasers of Notes:

(1)     within 120 days after the end of the Parent’s fiscal year, annual reports containing the following information: (a) audited consolidated balance sheet of the Parent as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Parent for the two most recent fiscal years, including complete footnotes to such financial statements and the report of the independent auditors on the financial statements; (b) an operating and financial review of the audited financial statements, including a discussion of the results of operations, financial condition and liquidity and capital resources, and a discussion of material commitments and contingencies and critical accounting policies; (c) a description of the industry, business, management and shareholders of the Parent, all material affiliate transactions, Indebtedness and material financing arrangements and a description of all material contractual arrangements, including material debt instruments; and (e) risk factors and material recent developments;

(2)     within 60 days following the end of each of the first three fiscal quarters in each fiscal year of the Parent, quarterly reports containing the following information: (a) an unaudited condensed consolidated balance sheet as of the end of such quarterly period and unaudited condensed statements of income and cash flow for the quarterly and year-to-date periods ending on the unaudited condensed balance sheet date, and the comparable prior year periods for the Parent, together with condensed footnote disclosure; (b) an operating and financial review of the unaudited financial statements, including a discussion of the consolidated financial condition and results of operations of the Parent and any material change between the current quarterly period and the corresponding period of the prior year; (c) material developments in the business of the Parent and its Subsidiaries; (d) financial developments and trends in the business in which the Parent and its Subsidiaries are engaged; and (e) material recent developments and any material changes to the risk factors disclosed in the most recent annual report with respect to the Parent;

(3)     promptly after the occurrence of (a) any senior management change at the Parent; (b) any change in the auditors of the Parent; (c) any resignation of a member of the Board of Directors of the Parent as a result of a disagreement with the Parent; (d) the entering into an agreement that will result in a Change of Control; (e) any material events that the Parent or any of its Subsidiaries announces publicly; or (f) any event or circumstance that could reasonably be expected to materially and adversely affect the Parent and its Subsidiaries, in each case, a report containing a description of such events; and

(4)   such information as the Parent is required to make publicly available under the requirements of the Irish Stock Exchange or the London Stock Exchange as a result of having its ordinary shares admitted for trading on such exchanges.

Notwithstanding the foregoing, the Company will be deemed to have provided such information to each Trustee, the Holders of the Notes and prospective purchasers if such information referenced above in clauses (1) through (4) has been posted on Parent’s website.

(b)  In the event that Parent or any other direct or indirect parent company of the Company, holds any material assets other than cash, Cash Equivalents and the Capital Stock of the Company or any other direct or indirect parent of the Company (and performs the related incidental activities associated with such ownership) or incurs any material liability (other than an intercompany liability), the annual and semi-annual consolidated financial information referenced above shall be accompanied by consolidating information that explains in reasonable detail the differences between the information relating to Parent and such other parent companies, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a stand alone basis, on the other hand.

(c)  If the Company has designated any of its Subsidiaries that would be considered either individually or taken together as a Significant Subsidiary as Unrestricted Subsidiaries, then the quarterly and annual financial information required by Section 4.17(a) shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

(d)  For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, the information described above in Section 4.17 also will be made available in Luxembourg through the offices of the Paying Agent in Luxembourg.

Article II

MISCELLANEOUS

Section 2.1. Instruments To Be Read Together. This Dollar Supplemental Indenture is an indenture supplemental to and in implementation of the Dollar Indenture, and said Dollar Indenture and this Dollar Supplemental Indenture shall henceforth be read together.

Section 2.2. Confirmation. The Dollar Indenture as amended and supplemented by this Dollar Supplemental Indenture is in all respects confirmed and preserved.

Section 2.3. Trust Indenture Act Controls. If any provision of this Dollar Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Dollar Supplemental Indenture or the Dollar Indenture by the Trust Indenture Act, the required provision shall control.

Section 2.4. Headings. The headings of the Articles and Sections of this Dollar Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

Section 2.5. Governing Law. The laws of the State of New York, without reference to the conflicts of laws principles thereof, shall govern this Dollar Supplemental Indenture.

Section 2.6. Counterparts. This Dollar Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 2.7. Effectiveness. The provisions of this Dollar Supplemental Indenture shall become effective immediately upon its execution and delivery by the Trustee in accordance with the provisions of Sections 9.2 and 9.6 of the Dollar Indenture.

Section 2.8. Corresponding Amendments to the Notes. Pursuant to Section 17 of each Global Note, each Global Note shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Global Note consistent with the terms of the Dollar Indenture, as amended by this Supplemental Indenture. The Company shall, as soon as practicable after the date hereof, deliver to the relevant Clearing System (as defined in the Statement) a conformed copy of this Dollar Supplemental Indenture which shall be annexed to each Global Note.

Section 2.9. Acceptance by Trustee. The Trustee accepts the amendments to the Dollar Indenture effected by this Dollar Supplemental Indenture and agrees to execute the trusts created by the Dollar Indenture as hereby amended, but only upon the terms and conditions set forth in the Dollar Indenture.

Section 2.10. Responsibility of Trustee. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Dollar Supplemental Indenture.

Section 2.11. Indemnity. In addition to, and not in lieu of, the indemnification provided by the Company in the Dollar Indenture, the Company shall indemnify the Trustee for, and hold the Trustee harmless against, any and all loss, damage, claim, expense or liability including taxes (other than taxes based on the income of the Trustee) incurred by the Trustee in connection with the execution of this Dollar Supplemental Indenture and performance of its duties under this Dollar Supplemental Indenture and in connection with the Tender Offer (as defined in the Statement) and the Consent Solicitation (as defined in the Statement), including the reasonable expenses and attorneys’ fees and expenses of defending itself against any claim of liability arising hereunder. The Trustee shall notify the Company promptly of any claim asserted against the Trustee for which it may seek indemnity. However, the failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee or such Agent shall cooperate in the defense (and may employ its own counsel reasonably satisfactory to the Trustee) at the Company’s expense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld.

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IN WITNESS WHEREOF, the parties hereto have caused this Dollar Supplemental Indenture to be duly executed, all as of the date first written above.

SMURFIT KAPPA FUNDING PLC

By:	/s/ Ian J. Curley
Name:	Ian J. Curley
Title:	Chief Financial Officer

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Rodney Gaughan
Name:	Rodney Gaughan
Title:	Vice President

By:	/s/ Irina Golovashchuk
Name:	Irina Golovashchuk
Title:	Assistant Vice President

SIGNATURE PAGE TO DOLLAR SUPPLEMENTAL INDENTURE